UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

XETA Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
983909102
(CUSIP Number)
with a copy to:

Ronald L. Siegenthaler
6555 South 57th, West Avenue
Tulsa, Oklahoma 74131
(918) 594-2600

Ron B. Barber
Barber & Bartz
525 S. Main Street, Suite 800
Tulsa, Oklahoma 74103
(918) 559-7755
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	983909102

1	NAMES OF REPORTING PERSONS Ronald L. Siegenthaler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	[OO]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States citizen

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Introduction:
The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth below.
Item 5. Interest in Securities of the Issuer.
Items 5(a)-(d) are hereby amended and restated to read as follows:
(a)-(d) Effective May 31, 2011, the 1,117,003 shares of common stock in XETA Technologies, Inc. (the “Issuer”) beneficially owned by Mr. Siegenthaler were converted into the right to receive $5.50 in cash per share pursuant to that certain Agreement and Plan of Merger dated February 8, 2011, by and among PAETEC Holding Corporation, Hera Corporation and the Issuer. Accordingly, Mr. Siegenthaler no longer beneficially owns any securities of the Issuer.
Item 5(e) is hereby amended and restated to read as follows:
(e) As of May 31, 2011, Mr. Siegenthaler ceased to be the beneficial owner of more than 5% of the shares of common stock of the Issuer.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2011 /s/ Ron L. Siegenthaler
Ronald L. Siegenthaler
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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